PROMISSORY NOTE

$500,000.00

March 16, 2004

This Full Recourse Promissory Note (the “Note”) is hereby tendered by China Ventures Incorporated, a Vancouver-based corporation (“Promissor”) to Wild Coyote Securities, a British Virgin Island limited liability corporation (the “Holder”).

1.    Obligation.    For value received, receipt of which is hereby acknowledged, Promissor hereby promises to pay to the order of the Holder on or before November 1, 2004 (the “Due Date”) the principal sum of Five Hundred Thousand Dollars and No Cents ($500,000.00) with the interest at the rate of eight percent (8%) per annum, plus any costs associated with this transaction.  Payments hereunder shall be made in lawful tender of the United States.

2.    Transaction Costs.    Promissor will be responsible for all out-of-pocket expenses borne by the Holder in relation to this transaction.  The only anticipated out-of-pocket expenses are bank telegraphic transfer fees.

3.    Event of Default.    Promissor will be deemed to be in default under this Note of payment of all amounts owing is not received on or before the Due Date.

4.    Remedies On Default.    In the Event of Default, at the option of the Holder, all amounts owed under this Note shall become due and payable, without notice or demand on the part of the Holder.  The Holder will have, in addition to it rights and remedies under this Note, full recourse against any real, personal, tangible or intangible assets of Promissor, and may pursue any legal or equitable remedies that are available to it.  Interest shall accrue from the Due Date on all unpaid amounts at the rate of the lower of two percent (2%) per month compounded monthly or the highest rate permitted by law.

5.    Prepayment.    Prepayment of principal and/or other amounts owed under this Note may be made at any time without penalty.

6.    Governing Law; Waiver.    The validity, construction and performance of this Note will be governed by the laws of the Province of British Columbia.

7.    Successor and Assigns.    This Note may not be transferred or assigned by Promissor.

8.    Modification; Entire Agreement.    This Note will not be amended without the written consent of both parties hereto.  This Note constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings related to such subject matter.

9.    Attorneys’ Fees.  If suit is brought for collection of this Note, Promissor agrees to pay all reasonable expenses, including attorneys’ fees and travel expenses, incurred by the holder in connection therewith whether or not such suit is prosecuted to judgment.

IN WITNESS WHEREOF, Promissor and the Holder have each executed this Note as of the date and year first above written.

Holder Wild Coyote Securities Limited	Promissor China Ventures Incorporated

By: “Signed”	By: “Signed”
Director: Alexander Lau	President: Ronald Shon